Mail Stop 7010

      March 8, 2006


Mr. Frederic M. Poses
Chief Executive Officer
American Standard Companies, Inc.
One Centennial Avenue, P.O. Box 6820
Piscataway, NJ  08855-6820

	RE:	Form 10-K for the Fiscal Year Ended December 31, 2005
		File No. 1-11415

Dear Mr. Poses:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-K for the Fiscal Year Ended June 30, 2005

Comments applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 27

Overview, page 28
2. You disclosed that free cash flow is a non-GAAP financial measure, why it is an important metric in understanding your operating performance, and that cash flow from operating activities is the most directly comparable GAAP measure. However, you have not included a reconciliation of free cash flow to cash flow from operating activities. Please revise your disclosure to include this. Refer to
Item 10(e)(1)(i)(B) of Regulation S-K.

Financial Statements

Statements of Cash Flows, page 56
3. The presentation of the subtotal net cash provided by operating activities before proceeds from initial sale of receivables represents a non-GAAP measure, which is not permitted under Item
10(e)(1)(ii)(C) of Regulation S-K. Please revise your presentation accordingly.

*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.





      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, to the undersigned at (202) 551-3769.


							Sincerely,



							Rufus Decker
							Accounting Branch Chief

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Mr. Frederic M. Poses
American Standard Companies, Inc.
March 8, 2006
Page 1 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE